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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52967

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Casimir Capital L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 Seventh Ave 27th Fl
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Poon 212-798-1305
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling and Company LLP
(Name – *if individual, state last, first, middle name*)

10 Cutter Mill Rd	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MK

3/31/14

OATH OR AFFIRMATION

I, William Poon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Casimir Capital LP, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE MICHELLE KOSTAS
Notary Public, State of New York
No. 01KO6282431
Qualified in New York County
Commission Expires May 28 2017

Signature

Financial/Operational Principal

Title

Julie M. Kostas 2/28/14

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASIMIR CAPITAL L.P.

Financial Statements

December 31, 2013

(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934)

CASIMIR CAPITAL L.P.
Table of Contents
December 31, 2013

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Partners
Casimir Capital LP
New York, New York

We have audited the accompanying financial statement of Casimir Capital LP, (the Company), which comprise the statement of financial condition as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Opinion
In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Casimir Capital LP as of December 31, 2013, in accordance with accounting principles generally accepted in the United States.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 26, 2014

CASIMIR CAPITAL L.P.

Statement of Financial Condition
December 31, 2013

ASSETS		
Cash and cash equivalents	$	116,882
Restricted cash and securities		171,433
Receivables from clearing brokers		101,382
Investment banking fees receivable		46,464
Receivables from officer and employees		19,887
Equipment, furniture, and leasehold improvements - net		101,256
Other assets		3,115
	$	560,419
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Accounts payable and accrued expenses	$	73,863
Payables to clearing brokers		21,987
		95,850
Partners' Capital		464,569
	$	560,419

See notes to financial statements

1 - ORGANIZATION AND BUSINESS

Casimir Capital L.P. (the "Partnership") is engaged in investment banking and brokerage as a registered broker/dealer in securities under the Securities and Exchange Act of 1934. The Partnership commenced operations on January 24, 2001. It is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The General Partner of the Partnership is RFS, LLC, a Delaware limited liability company. The net income of the Partnership is allocated between the limited partner and the General Partner in accordance with their ownership percentages.

The limited partner does not have the right to sell, assign, pledge, transfer, or otherwise dispose of all or any part of its interest in the Partnership without the express written approval of the General Partner. There were no liabilities subordinated to claims of creditors during the year ended December 31, 2013.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. *Cash and Cash Equivalents* - The Partnership considers all highly liquid investments purchased with a maturity of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents.

b. *Revenue Recognition* - Investment banking and underwriting fees are net of syndicate expenses arising from the securities offered in which the Partnership acts as a placement agent or an underwriter or agent, and are recorded at the time the transaction is completed and the income is reasonably determinable. Any commissions on trades executed on behalf of customers related to securities are recorded on a trade date. Commissions earned from other trading activities are recorded monthly and include transfers through the end of each month.

c. *Securities Transactions* - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Securities are included in other assets and recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 820, *Fair Value Measurements and Disclosures.*

d. *Depreciation and Amortization-* Equipment, furniture, and leasehold improvements are stated at cost. Replacements, maintenance, and repairs which do not improve or extend the life of an asset are expensed. Equipment and fixtures are depreciated using the straight-line and accelerated methods over estimated useful lives of five to ten years. Leasehold improvements are amortized over lesser of the length of the respective leases or the estimated useful lives of the assets.

e. *Income Taxes* - The Partnership is a limited partnership and, as such, is not subject to federal or state income taxes as all taxable income and losses flow through to the partners. The Partnership is subject to the New York City Unincorporated Business Tax ("UBT"). Accordingly, no provision for income taxes is included in the accompanying financial statements other than for UBT. The Partnership files federal, New York State, and New York City income tax returns. The earliest tax year that is subject to examination by these taxing authorities is 2010.

The Partnership recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance, the Partnership assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Partnership did not have any material unrecognized tax benefits as of December 31, 2013 and does not expect this to change significantly over the next twelve months. The Partnership will recognize interest and penalties accrued on any unrecognized tax benefits as a component of other expense. As of December 31, 2013, the Partnership has no accrued interest or penalties related to uncertain tax positions.

f. *Use of Estimates* - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 • RECEIVABLES FROM (PAYABLE TO) CLEARING BROKERS

The clearing and depository operations for the Partnership's customers' securities transactions are provided by the Clearing Brokers pursuant to a clearance agreement. At December 31, 2013, the amount due from Clearing Brokers represents cash deposits maintained at the Clearing Brokers and commission revenue earned as an introducing broker for the transactions of its customers, net of clearing expenses.

Receivables from (payable to) Clearing Brokers at December 31, 2013 consist of the following:

Clearing deposits (including interest of $192)	$100,192
Cash held in accounts at Clearing Brokers	1,190
	101,382
Fees and commissions payable	(21,987)
	$79,395

The Partnership has agreed to indemnify Clearing Brokers for losses that they may sustain from the customer accounts introduced by the Partnership.

4 • FAIR VALUE

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

• *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

• *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Partnership establishes valuation processes and procedures to ensure that the valuation techniques for investments that are categorized within Level 3 of the fair value hierarchy are fair, consistent and verifiable. The partnership changed its method for valuing warrants from a model based approach to intrinsic value on November 29, 2013, thereby changing the warrants from a Level 3 asset to a Level 2 asset. The partnership believes that intrinsic value is a more accurate valuation method, given the available inputs in the marketplace. At December 31, 2013, the warrants were out of the money and valued at $0.

The Partnership reviews its valuation policies monthly or more frequently as needed to determine whether the current valuation techniques are still appropriate.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 of the fair value hierarchy.

Fair Value Measurements on a Recurring Basis
As of December 31, 2013

ASSETS	*Level 1*	*Level 2*	*Level 3*	*Total*
Equity Securities - Mining	$117	0	0	$117

There were no transfers between Level 1 and Level 2 during the year.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2013:

The following is a summary of the 2013 activity related to the Level 3 securities:

Balance- January 1, 2013	$37,654
Transfers out of Level 3	(37,654)
Balance- December 31, 2013	$ -

5. RECEIVABLES FROM OFFICER AND EMPLOYEES

The partnership advanced funds to an officer and certain employees. These receivables are unsecured and due on demand and do not bear interest.

6 - EQUIPMENT, FURNITURE AND LEASEHOLD IMPROVEMENTS

Equipment, furniture, and leasehold improvements at December 31, 2013 consist of the following:

Leasehold improvements	$97,818
Computer equipment	48,242
Furniture	14,168
	160,228
Less: Accumulated depreciation and amortization	(58,972)
	$101,256

For the year ended December 31, 2013, depreciation and amortization expense amounted to $16,307.

7 • 401 (K) PLAN

The Partnership maintains a 401 (k) Plan for all eligible employees. The Plan enables participants to contribute a portion of their pretax earnings not to exceed the maximum dollar amount allowed by statutory limits. The Plan provides for an annual employer Safe Harbor Contribution of 4% of eligible compensation to those participants that are not highly compensated employees for the Plan year. The Partnership contributed $1,502 for the year ended December 31, 2013, which is included in salaries and other compensation in the statement of income.

8 • COMMITMENTS AND CONTINGENCIES

Rent expense for the year ended December 31, 2013 was approximately $332,548. During the year ended December 31,

2013, the Partnership subleased a portion of their office space and received rent of approximately $40,000, which has been recorded as a reduction of rent expense.

9 • CONCENTRATION

The Partnership maintains cash balances at financial institutions subject to Federal Deposit Insurance Corporation ("FDIC") and Canada Deposit Insurance Corporation ("CDIC") regulations. At times, amounts on deposit exceed the FDIC insurance limit of $250,000 or CDIC limit of $100,000. As of December 31, 2013, the Partnership's cash balances on deposit were less than FDIC and CDIC insured limits.

10 • RELATED PARTY TRANSACTIONS

The Partnership participates in investment banking transactions with Casimir Capital, LTD. (Ltd.), a Canadian broker/dealer under common ownership. During 2013, the Partnership recognized revenue of $1,965,436 from such transactions. Associated with this revenue is $12,074 of expenses relating to investment banking transactions.

The Partnership has a receivable due from an officer in the amount of $337 at December 31, 2013, which is included in receivables from officer and certain employees and expected to be repaid on a short term basis. The Partnership secured its parents' lease by maintaining a collateral cash account with its bank in the amount of $171,433, which is classified as cash restricted for use until the end of the lease term on the statement of financial condition.

The Partnership entered into a nine month sublease with its parent for its New York City office with total payments of $180,000 for 2013. In January 2014, the partnership renewed this sublease for a total amount of $420,000 with monthly payments of $35,000.00.

11 - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Partnership had net capital, as defined, of $122,231 which was $22,231 in excess of its required net capital of $100,000. The Partnership's net capital ratio was .78 to 1.

12 • OFF-BALANCE-SHEET RISK

Pursuant to the clearance agreements, the Partnership introduces all of its securities transactions to a Clearing Broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Brokers. In accordance with the clearance agreements, the Partnership has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Partnership. In accordance with industry practice and regulatory requirements, the Partnership and the Clearing Brokers monitor collateral on the customers' accounts.

In the normal course of business, the Partnership's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.